September 4, 2013

Karl Hiller for Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Via EDGAR and Hand Delivery

Re:	Western Refining Logistics, LP

Registration Statement on Form S-1

Filed July 25, 2013

File No. 333-190135

Ladies and Gentlemen:

Set forth below are the responses of Western Refining Logistics, LP (the “Partnership”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 21, 2013, with respect to Registration Statement on Form S-1, File No. 333-190135, filed with the Commission on July 25, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have also hand delivered five copies of this letter, as well as five copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-1 unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in the Registration Statement.

Registration Statement on Form S-1

General

1.	We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

RESPONSE: We acknowledge the Staff’s comment and have filed as exhibits to Amendment No. 1 (i) the form of Terminalling, Transportation and Storage Services Agreement,

Securities and Exchange Commission

(ii) the form of Pipeline and Gathering Services Agreement and (iii) the form of Long-Term Incentive Plan that, in each case, we intend to enter into in connection with the completion of the offering of common units representing limited partner interests (“Common Units”) contemplated by the prospectus contained in the Registration Statement (the “Offering”). Pursuant to Rule 406 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), portions of these agreements have been omitted pursuant to a request for confidential treatment. As set forth in Rule 406(b), the Partnership has omitted from these exhibits the portions thereof that it desires to keep undisclosed (the “confidential portions”), and has placed “**” in lieu of such confidential portions to indicate that such confidential portions have been redacted from the public filing. In addition, along with its confidential treatment request, the Partnership has provided for the Commission’s review un-redacted versions of each exhibit referenced above. Additionally, we will provide updated information regarding the status of our NYSE listing application when available and undertake to provide in future amendments all omitted exhibits and all information in the Registration Statement that we are not entitled to omit under Rule 430A. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: We have not provided, nor have we authorized anyone to provide on our behalf, any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in our initial public offering have confirmed to us that, as of the date of this correspondence, they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. We undertake to supplementally provide the Staff with any such materials to the extent such materials are utilized in the future.

3.	As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

RESPONSE: We acknowledge the Staff’s comment and undertake to provide the requested statement and a copy of the FINRA no-objections letter to the Staff as soon as such no-objections letter becomes available.

Securities and Exchange Commission

Summary, page 1

Growth Opportunities, page 4

4.	In each place in the document where you discuss growth opportunities, please disclose that you have budgeted no capital expenditures for the twelve months ending September 30, 2014. Disclose that you expect to fund future capital expenditures primarily from external sources, including borrowings under your revolving credit facility and future issuances of equity and debt securities. Also disclose that to the extent you issue additional units, the payment of distributions on those additional units may increase the risk that you will be unable to maintain or increase your per unit distribution level. Provide similar disclosures in your discussions of the right of first offer with Western and in your risk factor on page 23 entitled “The assumptions underlying the forecast of cash available for distribution…”

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised accordingly. Please see pages 5, 7, 24, 98, 110, 121 and 156 of Amendment No. 1.

Our Relationship with Western, page 7

5.	Please expand to disclose that your contracts with Western were not and will not be the result of arm’s-length negotiations, and discuss the risks arising therefrom. Provide similar disclosure in the first risk factor on page 20.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised accordingly. Please see pages 7, 23, 42, 154 and 169 of Amendment No. 1.

The Offering, page 12

Use of Proceeds, page 12

6.	Here and in several other places, you state that you will retain $50 million for general partnership purposes and that you will distribute the balance of any net proceeds to Western “in partial consideration” of its contribution of assets to you in connection with this offering and to reimburse Western for certain capital expenditures incurred with respect to such assets. Please expand to disclose the total value of the contributed assets and capital expenditures by Western that you are required to reimburse. Clarify how and when you intend to provide such reimbursement, if the net proceeds from this offering do not cover these obligations.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised accordingly. Pursuant to the terms of a contribution agreement we intend to enter into in connection with the Offering, and which we will file as an exhibit to the Registration Statement, we will issue Common Units, subordinated units representing limited partner interests (“Subordinated Units”) and incentive distribution rights in us to Western and its subsidiaries, and pay a distribution of the net cash proceeds from the Offering in excess of $50 million to Western, in full consideration for Western’s and its subsidiaries’ contribution of assets to us. We will not be required to pay any additional consideration for the contributed assets or reimburse additional pre-closing capital expenditures, other than as described above and in “Use of Proceeds” on pages 12 and 57 of Amendment No. 1.

Securities and Exchange Commission

To the fullest extent permitted by applicable tax laws, rules and regulations, the cash distribution to Western from the net proceeds of the Offering will be treated for U.S. federal income tax purposes as a reimbursement of preformation capital expenditures incurred with respect to the contributed assets by Western and its subsidiaries during the 24 months prior to the contribution. Because the applicable test is based on a 24-month period ending the day of the closing of the Offering, we will not be able to determine the portion of the cash distribution that will qualify, for tax purposes, to be treated as preformation capital expenditures until some time following the closing of the Offering. We respectfully advise the Staff, however, that the federal income tax treatment will have no impact on the amount of the cash distribution the Partnership will be required to make to Western from the net proceeds of the Offering. We have revised the disclosures on pages 12 and 57 of Amendment No. 1 to clarify the nature of the capital expenditure reimbursement.

In addition, we respectfully advise the Staff that we do not intend to attribute a total dollar value to the assets that Western and its subsidiaries will contribute to us that we are required to reimburse. As stated above, the consideration Western will receive in exchange for contributing assets to us is comprised of (i) net Offering proceeds in excess of $50 million, and (ii) the Common Units, Subordinated Units and incentive distribution rights to be issued to Western and its subsidiaries. While we will be able to estimate the percentage of our Common and Subordinated Units that Western and its subsidiaries will receive in connection with the contribution transactions, the value of the full consideration will largely depend on the amount of net proceeds from the Offering, the price at which our Common Units trade following the Offering, and the value of the Subordinated Units and incentive distribution rights we issue to Western and its subsidiaries, which will not have an easily discernible market price. Accordingly, we submit that it would be impractical to estimate a total dollar value of consideration being paid in exchange for the contributed assets prior to the contribution transactions. In response to the Staff’s comment, however, we have revised the disclosure on pages 12 and 57 of to include a cross-reference to additional information on the net book value of the contributed assets disclosed elsewhere in the Registration Statement.

Limited call right, page 16

7.	You do not yet disclose what percentage of your outstanding units will be owned by your general partner and its affiliates. Please revise the disclosure here to clarify whether the general partner and its affiliates are expected to own more than the threshold amount to call and purchase all common units at the time this offering concludes or at the time the subordination period ends. Also, please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to reflect that, based on the expected percentage of Common Units owned by our

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general partner and its affiliates as of the consummation of the Offering, and assuming that our general partner and its affiliates do not acquire any additional Common Units, our general partner and its affiliates would not have the ability to exercise the call right at the time this Offering concludes or upon the conversion of our Subordinated Units. Please see pages 16, 49 and 170 of Amendment No. 1. In addition, Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Our partnership agreement (the instrument that governs the terms and conditions of our Common Units), which we will file with a later amendment to the Registration Statement, will provide our general partner or any of its affiliates with the limited call right described in the Registration Statement. Consequently, we believe that the tender offer rules are not applicable to the contractual limited call right of our general partner and therefore we do not expect that our general partner would file a Schedule TO if this limited call right is exercised. To the extent that the exception set forth in Rule 13e-4(h)(1) or another applicable exception is not available, any exercise of the limited call right will comply with the tender offer rules.

Risk Factors, page 20

We may not have sufficient cash from operations …, page 22

8.	Please disclose in this risk factor that there is no limit on the amount of expenses that you may be required to reimburse to the general partner and its affiliates. We note the related disclosure at page 42 in that regard.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 23, 43 and 153 of Amendment No. 1.

Our partnership agreement restricts the remedies available to holders of our units…, page 43

9.	Please expand here, or in another appropriate risk factor, to disclose that your partnership agreement requires that claims, suits, actions or proceedings shall be exclusively brought in the Court of Chancery of the State of Delaware.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 45 and 178 of Amendment No. 1.

Our Cash Distribution Policy and Restrictions on Distributions, page 58

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014

10.	We note your discussion here about cash available for distribution with regard to the minimum quarterly distributions payable in the twelve months ending September 30, 2014. Please revise the table on page 66 entitled “Unaudited Estimated Cash Available for Distribution” to include information on a quarterly as well as annual basis.

RESPONSE: The Registration Statement has been revised as requested. Please see page 68 of Amendment No. 1.

Securities and Exchange Commission

Revenues, Page 69

11.	We note your disclosure that for the twelve months ending September 30, 2014, you expect approximately 92% of your forecasted revenues to be supported by Western’s minimum volume commitments under each of your commercial agreements. We note disclosure elsewhere in the filing that “Western has agreed to reserve, on a firm basis, approximately 6.9 million barrels of storage capacity” Please revise your disclosure to address the following points:

•	indicate whether Western is contractually obligated to utilize the underlying capacity associated with such forecasted revenue;

•	specify the circumstances under which Western would incur financial penalties for failure to utilize such capacity; and

•	quantify any such financial penalties.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that Western is not contractually obligated to utilize the underlying storage capacity associated with the forecasted revenues, but Western is contractually obligated to pay the Partnership the full amount of the contracted fees to reserve such storage capacity. Thus, the Partnership receives full payment for the storage capacity reserved by Western whether or not such capacity is utilized, and there are no incremental penalties associated with any failure to utilize storage capacity by Western. We have revised the disclosure in the Registration Statement to clarify the description of the storage services fees on pages 93, 94, 124, 128, 159 and 162 of Amendment No. 1.

Management’s Discussion and Analysis, page 90

Results of Operations, page 96

12.	You state that for the three months ended March 31, 2013, the increase in operating and maintenance expenses resulted from increases in maintenance expenses on pipelines and terminals ($2.1 million) that were greater in the first quarter of 2013 versus the first quarter of 2012. Please expand to discuss the reason for the increase in maintenance expenses and whether you expect similar increases in the future.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 73 and 99 of Amendment No. 1.

Insurance, page 130

13.	We note your disclosure that you will be insured under the property, liability and business interruption policies of Western. Please disclose the terms of the arrangement with Western, and whether you have a written agreement with respect to such insurance coverage.

Securities and Exchange Commission

RESPONSE: We acknowledge the Staff’s comment, and respectfully inform the Staff that we will be insured under the property, liability and business interruption policies of Western, subject to deductibles and limits under those policies. Under the omnibus agreement between us and Western that we intend to enter into in connection with the Offering and file as an exhibit to the Registration Statement, Western will be required to maintain these policies, to name us as an additional insured under these policies and to provide notice to us of material changes to and renewals of such policies. Also under the omnibus agreement, we will be obligated to reimburse Western for certain premium payments made by Western in connection with these policies. We are currently in discussion with Western’s insurers regarding various provisions that may be specific to our coverage as opposed to Western’s including, for example, deductible and coverage limit amounts, and we undertake to update the Registration Statement with any material information that becomes available with regards to these discussions prior to the Offering. We will maintain directors and officers coverage for our directors and officers under a separate policy. We have revised the Registration Statement to disclose the information currently available with respect to these insurance arrangements. Please see pages 134 and 155 of Amendment No. 1.

Financial Statements

General

14.	Please update your historical and pro forma financial statements to comply with Rules 8-08 and 11-02(c) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment. We have revised the Registration Statement to include updated financial statements and pro forma financial information.

Pro Forma Financial Statements

Note 2 – Pro Forma Adjustments and Assumptions, page F-7

15.	Please expand your disclosure to clarify how each of the pro forma adjustments is factually supportable as required by Rule 11-02(b)(6) of Regulation S-X. Your rationale for all adjustments for which you indicate estimates or assumptions have been made in computation should be clarified. Also explain how the tariff rates and fees in the commercial agreements were determined and describe any provisions governing future changes to these rates to clarify why you believe these rates are appropriately assumed for the entire historical period. Also state your basis for the pipeline loss adjustment, given that you have actual volume data, and explain why revenues equal to the cost of additives makes sense.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to include expanded disclosures concerning the pro forma adjustments on Page F-7 of Amendment No. 1.

Securities and Exchange Commission

In response to your question regarding why revenues equal the cost of additives, we offer the following explanation. We consider the cost of additives to be incidental to the services we provide to our customers and as such treat them as reimbursed costs. We earn revenues for blending or injecting the additives into other petroleum products. We are reimbursed for the cost of the additive. Additive product costs are a component of operating expense and the reimbursement of such costs is a component of revenue. Reporting the reimbursement as revenue is consistent with the treatment afforded for incidental expenses as discussed in ASC 605-45-45-22 and 23. Revenues related to reimbursed additive costs included in revenues for the pro forma periods ended June 30, 2013, and December 31, 2012, are $2.3 million and $5.0 million, respectively.

Note 2 – Summary of Accounting Policies, page F-16

Revenue Recognition, page F-17

16.	We note your disclosure stating that revenue is recognized for crude oil and refined petroleum product pipeline transportation based on the delivery of actual volumes transported at agreed upon tariff rates. Please explain how you determine that product has been delivered, describe the physical process of delivery and the manner by which volume measurements are taken and captured in your accounting systems. If timing differences exist between the delivery of crude oil and refined petroleum and the receipt of a delivery statement, also clarify whether you record unbilled revenue to reflect these differences.

RESPONSE: We acknowledge the Staff’s comment. Volumes for crude oil and refined petroleum products shipped via pipeline are measured at the flange where the shipment enters the terminal receiving line. The measurements are based on our meter readings, or if such meters are unavailable, by applicable storage tank strapping charts (measurement of storage tanks and calculation of volume based on depth of product in linear units). A pipeline delivery ticket is generated for each shipment at the time of delivery, which is entered into our accounting system for billing. Timing differences do not exist between the delivery, the receipt of the delivery statement and the resultant entry into the accounting system in the proper reporting period.

Environmental and Other Loss Contingencies, page F-17

17.	We note that you do not have any environmental or other loss contingencies accrued presently. Refer to FASB ASC 450-20-50-3 through 50-6 and provide disclose regarding unrecognized contingencies, as applicable.

RESPONSE: We are not aware of any reasonably possible losses that require recording or disclosure and currently have no unrecorded contingencies as described in ASC 450; however, to ensure that this is clear to potential investors, additional disclosure has been added to our financial statements in Note 8, page F-21 of Amendment No. 1.

18.	Revise your filing to include the disclosures required by FASB ASC 410-20-50. If the fair value of your asset retirement obligation cannot be reasonably estimated, that fact and the reasons therefor should be disclosed.

Securities and Exchange Commission

RESPONSE: We acknowledge the Staff’s comment. ASC 410 requires disclosure of asset retirement obligations defined as those obligations in which a party is required to settle an obligation as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppels. Currently we have no such obligations, however to ensure that potential investors are made aware of this fact, additional disclosure has been added to our financial statements in Note 2, page F-18 of Amendment No. 1.

    *    *    *    *    *

Securities and Exchange Commission

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

WESTERN REFINING LOGISTICS, LP

By:	/s/ Lowry Barfield
Name:	Lowry Barfield
Title:	Senior Vice President – Legal, General Counsel and Secretary

Enclosures

cc:	David Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

M. Breen Haire, Baker Botts L.L.P.